FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of   August, 2006
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.

(Registrant)

Date August 25, 2006	By	/s/ Hiroshi Kawashimo

(Signature)*

Hiroshi Kawashimo
General Manager, Finance Division
Canon Inc.

*Print the name and title of the signing officer under his signature.
The following materials are included.
1.	Interim Report For The 106th Business Term From January 1,2006 to June 30,2006 Canon Inc.

To Our Shareholders

     We are pleased to present our report for the first half of our 106th business term (from January 1, 2006 to June 30, 2006).
     Reviewing conditions in both the domestic and overseas economies during the first half of the current business term, the U.S. economy continued to expand due to strong personal consumption and capital investment. European economies continued their mild recovery supported by increased exports driven by expanding external demand. And Asian economies maintained their strong growth rate particularly in China. The Japanese economy sustained its recovery trend with strong capital investment supported by improved business profits and employment situation. In the foreign exchange markets, the yen weakened against the U.S. dollar and the euro over the first half of 2006, compared to the first half of 2005.
     Regarding markets in which the Canon Group operates, demand for digital cameras continued to expand in both the domestic and overseas markets, while demand for networked multifunctional devices and printers grew significantly for color-capable devices. In the market for semiconductor production equipment, demand entered a recovery trend. As for mirror projection mask aligners for LCDs, however, demand declined as LCD panel manufacturers entered a capital investment adjustment phase.
     Under these business conditions, the Canon Group embarked on Phase III (2006 to 2010) of our “Excellent Global Corporation Plan” and implemented various measures in order to achieve further sound growth by using the business resources we had built up. In particular, toward establishing new production systems capable of maintaining our global competitiveness, we concentrated on promoting factory automation and in-house building of its necessary production facilities. Additionally, we significantly strengthened the development of key components aimed to further enhance the added value of our products, and we also reaffirmed that product quality could be fatal for a manufacturer and took steps to further raise our product quality.

     As to the earnings for the first half of the current business term, on a consolidated basis, we recorded net sales of 1,952.3 billion yen (up 11.2% from the first half of 2005), income before income taxes and minority interests of 341.0 billion yen (up 20.2%), and net income of 214.2 billion yen (up 22.2%). Also, on a non-consolidated basis, we recorded net sales of 1,266.0 billion yen (up 9.3%), ordinary profit of 246.1 billion yen (up 17.1%), and net income of 155.5 billion yen (up 12.8%). All of these figures were record highs.
     We have decided to pay an interim dividend of 50.0 yen per share (up 17.50 yen from the interim dividend for the previous business term) from August 25.
     In addition, to establish an environment that will make our shares more accessible to a broader range of potential shareholders, we implemented a stock split on a 3-for-2 basis for record date shareholders as of June 30, 2006.
     Looking ahead to the second half of the current business term, we expect the global economy to continue growing steadily, but also believe that factors such as sudden rise in crude oil prices and intensifying market competition will keep our business environment to be uncertain. Under these conditions, the Canon Group will work together as a single unit to achieve better business performance.
     We look forward to your continued support and encouragement in the future.
August 2006
FUJIO MITARAI
Chairman & CEO
TSUNEJI UCHIDA
President & COO

Change in Profits

Net Sales (Consolidated) 100 MILLIONS OF YEN	Net Sales (Non-Consolidated) 100 MILLIONS OF YEN

Income before Income Taxes and Minority Interests (Consolidated) 100 MILLIONS OF YEN	Ordinary Profit (Non-Consolidated) 100 MILLIONS OF YEN

Net Income (Consolidated) 100 MILLIONS OF YEN	Net Income (Non-Consolidated) 100 MILLIONS OF YEN

Business Conditions by Operations
■ Sales by Operations
Consolidated

	Sales	Change from the First
Operations	(100 millions of yen)	Half of Fiscal 2005(%)

Business Machines	12,866	7.5
Office Imaging Products	5,854	3.1
Computer Peripherals	6,467	11.9
Business Information Products	545	5.8

Cameras	4,603	21.4

Optical and Other Products	2,054	14.3

Total	19,523	11.2

Non-Consolidated

	Sales	Change from the First
Operations	(100 millions of yen)	Half of Fiscal 2005 (%)

Business Machines	8,338	9.1
Office Imaging Products	2,553	(0.9)
Computer Peripherals	5,785	14.2

Cameras	3,305	18.2

Optical and Other Products	1,017	(11.4)

Total	12,660	9.3

Consolidated	Non-Consolidated
Note:
Regarding the segment of “Business Information Products” within the “Business Machines” category in the consolidated information above, there were no sales on a non-consolidated basis.

■ Business Machines Operations
Office Imaging Products
     Regarding digital networked multifunctional devices, office-use color machines in our “imageRUNNER series” kept solid sales revenue amid intensifying market competition among color devices, due to continuing favorable sales of our “iR C6870/C5870 series” of high-speed color devices equipped with our proprietary Multifunctional Embedded Application Platform (“MEAP”), which offers users an expanded range of functions, and our medium-speed “iR C3170/C2570 series” equipped with the “New Color iR Controller” featuring improved image processing capabilities. As for office-use black-and-white machines, amid an ongoing shift to color devices, we increased sales of the high-speed multifunctional “iR6570/5570 series” introduced last year. We also introduced in the U.S. market and worked to increase sales of such machines as the high-speed “iR7095/7086/7105 series” with improved productivity and reliability which match needs for high-volume printing. In addition, we continued to aggressively promote sales of the medium-speed machines such as the “iR4570/3570/2870/2270 series.”
     In the solutions business, we worked to make proposals that improve customer operational efficiency by, for example, applying “MEAP” and enhancing our software lineup of “imageWARE series,” which helped to boost sales of the “imageRUNNER series.”
     In the multifunctional devices for individuals and small-business owners of which market is expanding in Japan and overseas, though competition was intensifying due to price deduction, we worked to increase sales by introducing to the Japanese market such products as the “Satera MF7240” black-and-white machine for A3-size printing and the “Satera MF8180” multifunctional and compact color machine for A4-size printing.
     As a result of these activities, sales for this segment grew by 3.1% on a consolidated basis, and fell by 0.9% on a non-consolidated basis, both in comparison to the first half of 2005.

Change in Sales
100 MILLIONS OF YEN
Consolidated
Non-Consolidated

Computer Peripherals
     Concerning inkjet printers, demand continued to shift from single-function to multifunctional machines, but market growth slowed down. Under these circumstances, we worked to achieve product differentiation from competitors through our proprietary “FINE” high-precision print head technology, and “ChromaLife100” technology which delivers both high image quality and preservation through the combination of our high coloration dye inks and genuine photo paper. Regarding multifunctional machines, sales maintained strong due to such factors as the favorable sales of our standard “PIXUS MP500.” Also we worked to expand the product lineup through steps such as the release of the “PIXUS MP830” high-image-quality and all-in-one printer with duplex scanning function. In addition, in the single-function machines, we introduced new products such as the “PIXUS iX5000,” which covers various types of office work and is capable of printing A3 wide-size paper. As a result, we were able to increase both printer unit sales and market share of inkjet printers.
     In the laser beam printers, we recorded solidly higher unit sales for both black-and-white and color OEM-brand products primarily in the low-end machines, which led to solid sales revenue. As for Canon-brand products, we strengthened our offerings in the solutions business through the introduction of the “Satera LBP3950/3900,” the high-speed black-and-white printer capable of printing A3-size paper equipped with the “MEAP-Lite,” which allows flexible system expansion in conformity with customer work flows. Also we expanded our product lineup by introducing “Satera LBP3300” for business application capable of printing A4-size paper and equipped with duplex printing as standard function. Additionally, in the color machines of which market is expanding, affordable “Satera LBP5000” capable of A4-size printing and equipped with high-speed and compact tandem engines continued to show strong sales.
     As for image scanners, though we worked to increase sales of stylish “CanoScan LiDE series” employing contact image sensors, unit sales declined as the market shrinked due to the shift to multifunctional machines.
     As a result of these activities, sales for this segment grew by 11.9% on a consolidated basis and by 14.2% on a non-consolidated basis, both in comparison to the first half of 2005.

Change in Sales
100 MILLIONS OF YEN
Consolidated
Non-Consolidated

Business Information Products
     The market for business-use document scanners handled by Canon Electronics Inc. has further expanded as demand for digitization of documents has accelerated due to the need to comply with various laws related to the management of information. Under these conditions, in the “DR Scanner series,” we achieved solid sales increase as a result of the launch of “DR-1210C,” a new product of the affordable segment of which market is expanding and worked to increase sales together with the “DR-2580C/2050C” introduced last year.
     Regarding the calculators handled by Canon Electronic Business Machines (H.K.) Co., Ltd., we introduced the “LS-Smart,” a stylish calculator with a mirrored front panel, in the Japanese market and worked to increase its sales. Also printing calculators continued to enjoy a favorable reception in the U.S. market and gained a larger share. However, sales declined due to the overall market contracting. On the other hand, regarding the electronic dictionaries handled by that company for the Japanese market, sales increased through the introduction of the “wordtank V90,” a model featuring an enhanced pronunciation function for those studying Chinese, and the compact “wordtank C35,” a model for high school students.
     As for servers and personal computers handled by Canon Marketing Japan Inc., single product sales fell as that company promoted to shift toward the solutions business.
     As a result of these activities, sales for this segment grew by 5.8% on a consolidated basis in comparison to the first half of 2005. For this segment, there were no sales on a non-consolidated basis.

Change in Sales
100 MILLIONS OF YEN
Consolidated

■ Camera Operations
     In digital cameras, the small, light-weight, portable and mobile “EOS Kiss Digital N” continued to enjoy a favorable response in the single lens reflex (SLR) market, which is experiencing extremely growing demand. We also released the “EOS 30D,” a high-end amateur model offering great mobility and image quality, and worked to increase sales together with the “EOS 5D,” a high-end amateur model that was introduced last year and is equipped with a full-size 35mm, approximately 12.8-megapixel CMOS sensor, and our flagship “EOS-1D Mark II N.” Sales increased significantly as a result. Our EF lens series of interchangeable lenses products also enjoyed higher sales as a consequence.
     In the area of compact digital cameras, we introduced three new products, including the “IXY DIGITAL 800 IS” equipped with an image stabilizer function and the “IXY DIGITAL 80” equipped with a 3.0 inch LCD monitor, in our compact and stylish “IXY DIGITAL series.” We also introduced six new products, including the “PowerShot A700” and “PowerShot A540,” in our “PowerShot series,” which features steady handhold. We enjoyed strong sales growth as a result.
     In the compact photo printer market, we strengthened our product lineup by introducing the “SELPHY CP730” equipped with a 2.0 inch color LCD monitor in our dye sublimation “SELPHY series.”
     In digital video cameras, we enhanced our MiniDV, HDV and DVD recording format lineups by introducing new products such as the “FV M300” wide-screen-TV-compatible MiniDV model and “DC40” DVD model equipped with a 4.3-megapixel CCD sensor, in addition to the popular HD high-resolution “XL H1.”
     In LCD projectors, we worked to increase sales by releasing five products, including the “Power Projector SX6,” which is equipped with “AISYS,” our new optical engine, and offers high brightness, contrast and resolution.
     As a result of these activities, sales for this segment grew by 21.4% on a consolidated basis and by 18.2% on a non-consolidated basis, both in comparison to the first half of 2005.

Change in Sales
100 MILLIONS OF YEN
Consolidated
Non-Consolidated

■ Optical and Other Products Operations
     In semiconductor production equipment, thanks to the spread of products using semiconductors such as cell phones, flat-screen TVs and MP3 players, market conditions have begun to improve. Under these circumstances, we introduced the “FPA-6000ES5a,” a new KrF (krypton fluoride) stepper, and worked to expand sales together with the “FPA-5500iZa” i-line stepper, which led to sales increase.
     Regarding mirror projection mask aligners for LCDs, sales remained strong through the previous term thanks to the ongoing aggressive capital investment by LCD panel manufacturers with the expanding market for LCD TVs and other products that use LCD panels. However, the market of such aligners has entered an adjustment phase in the current business term. Under these conditions, we aggressively marketed the “MPA-8800” eighth-generation mirror projection mask aligners for LCDs which we introduced last year, the “MPA-8000” sixth-generation mirror projection mask aligners for LCDs, and also such products as the “MPA-8500” seventh-generation mirror projection mask aligners for LCDs. Despite those efforts, however, unit sales and sales revenue both declined.
     In the area of broadcast-use television lenses, we introduced our “KH21e×5.7” high-power zoom lens for affordable HD cameras, and worked to expand sales together with such products as the “HJ17e×7.6B” portable High Definition Television (HDTV) camera lens and “YJ20×8.5B” SDTV camera lens. As a result, strong sales increases were recorded in the North American, European and Chinese markets.
     In medical equipment, we recorded a strong increase in sales by introducing the new “CXDI-50C” and “CXDI-40EC,” both of which use our own Flat Panel X-Ray Image Sensor, in our “CXDI series” of X-ray digital cameras. In ophthalmic equipment, the “CR-DGi” digital non-mydriatic retinal camera enjoyed strong sales thanks to spread of medical examinations for the prevention of lifestyle-related diseases.
     Sales for this segment grew by 14.3% on a consolidated basis due to additional sales revenue of the newly consolidated company, but fell by 11.4% on a non-consolidated basis, both in comparison to the first half of 2005.

Change in Sales
100 MILLIONS OF YEN
Consolidated
Non-Consolidated
Note:
The products mentioned above may have different names in other areas.

Consolidated Financial Statements
Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
Consolidated Balance Sheets

ASSETS		Millions of yen
	As of June 30,
	2006	As of Dec. 31,
	(Unaudited)	2005

Current assets:
Cash and cash equivalents	1,055,163	1,004,953
Marketable securities	10,373	172
Trade receivables, net	637,624	689,427
Inventories	533,468	510,195
Prepaid expenses and other current assets	247,908	253,822

Total current assets	2,484,536	2,458,569

Noncurrent receivables	14,708	14,122
Investments	104,068	104,486
Property, plant and equipment, net	1,185,913	1,148,821
Other assets	318,141	317,555

Total assets	4,107,366	4,043,553

LIABILITIES AND STOCKHOLDERS’ EQUITY		Millions of yen
	As of June 30,
	2006	As of Dec. 31,
	(Unaudited)	2005

Current liabilities:
Short-term loans and current portion of long-term debt	14,564	5,059
Trade payables	481,476	505,126
Income taxes	101,485	110,844
Accrued expenses	229,739	248,205
Other current liabilities	174,327	209,394

Total current liabilities	1,001,591	1,078,628

Long-term debt, excluding current installments	16,199	27,082
Accrued pension and severance cost	66,724	80,430
Other noncurrent liabilities	47,042	52,395

Total liabilities	1,131,556	1,238,535

Minority interests	213,430	200,336
Commitment and contingent liabilities
Stockholders’ equity:
Common stock	174,543	174,438
[Authorized shares] (share)	[3,000,000,000 ]	[3,000,000,000 ]
[Issued shares] (share)	[1,333,325,590 ]	[1,333,114,169 ]
Additional paid-in capital	403,355	403,246
Legal reserve	43,201	42,331
Retained earnings	2,171,681	2,018,289
Accumulated other comprehensive income (loss)	(24,911)	(28,212)
Treasury stock	(5,489)	(5,410)
[Treasury shares] (share)	[1,733,020 ]	[1,718,523 ]

Total stockholders’ equity	2,762,380	2,604,682

Total liabilities and stockholders’ equity	4,107,366	4,043,553

Notes:

1.	Allowance for doubtful receivables	13,722 million yen

2.	Accumulated depreciation of property, plant and equipment	1,319,695 million yen

3.	Accumulated other comprehensive income (loss) include foreign currency translation adjustments, net unrealized gains on losses on securities, net gains and losses on derivative financial instruments and minimum pension liability adjustments.

4.	Collateral assets	2,887 million yen

5.	Guarantees of bank borrowings by employees and affiliated companies	36,749 million yen

6.	Number of consolidated subsidiaries and affiliated companies accounted for under equity method is 216 and 13 respectively.

7.	Canon has made a 3- for -2 stock split on July 1, 2006, for shareholders recorded in the shareholders’ register as of June 30, 2006. Number of authorized shares, issued shares and treasury shares are based on the number of issued shares following the implementation of the stock split.

Consolidated Statements of Income

Millions of yen
	Six months ended	Six months ended
	June 30, 2006	June 30, 2005
	(Unaudited)	(Unaudited)

Net sales	1,952,255	1,755,840
Cost of sales	973,542	905,800

Gross profit	978,713	850,040

Selling, general and administrative expenses	493,709	443,465
Research and development expenses	146,527	136,386

Operating profit	338,477	270,189

Other income (deductions):	2,568	13,544
Interest and dividend income	11,143	5,970
Interest expense	(625)	(771)
Other, net	(7,950)	8,345

Income before income taxes and minority interests	341,045	283,733

Income taxes	118,814	101,268

Income before minority interests	222,231	182,465

Minority interests	8,057	7,197
Net income	214,174	175,268

Notes:
1.	Net income per share
	Basic	160.85 yen
	Diluted	160.79 yen
2.	Canon has made a 3- for -2 stock split on July 1, 2006, for shareholders recorded in the shareholders’ register as of June 30, 2006. The basic net income per share and diluted net income per share have been calculated based on the number of issued shares following the implementation of the stock split.

Consolidated Statements of Stockholders’ Equity

Millions of yen
					Accumulated
		Additional			other		Total
	Common	paid-in	Legal	Retained	comprehensive	Treasury	stockholders’
	stock	capital	reserve	earnings	income(loss)	stock	equity

Balances at December 31, 2005	174,438	403,246	42,331	2,018,289	(28,212)	(5,410)	2,604,682

Conversion of convertible debt and other	105	109					214
Cash dividends				(59,912)			(59,912)
Transfers to legal reserve			870	(870)			—
Comprehensive income (loss)
Net income				214,174			214,174
Foreign currency translation adjustments					2,193		2,193
Net unrealized gains and losses on securities					252		252
Net gains and losses on derivative instruments					619		619
Minimum pension liablity adjustments					237		237

Total comprehensive income (loss)							217,475

Repurchase of treasury stock, net						(79)	(79)

Balances at June 30, 2006 (Unaudited)	174,543	403,355	43,201	2,171,681	(24,911)	(5,489)	2,762,380

Non-Consolidated Financial Statements
Non-Consolidated Balance Sheets

ASSETS	Millions of yen
	As of June 30,	As of Dec. 31,
	2006	2005

Current Assets	1,431,664	1,460,882
Cash and deposits	314,452	261,680
Notes receivable	247,754	277,707
Accounts receivable	513,394	568,270
Finished goods	113,766	108,311
Work in process	82,993	77,630
Raw materials and supplies	4,777	3,758
Deferred tax assets	22,434	24,372
Short-term loans receivable	24,894	25,584
Other current assets	107,266	113,953
Allowance for doubtful receivables	(66)	(383)

Fixed Assets	1,241,837	1,191,965
Property, Plant And Equipment	744,329	713,960
Buildings	367,479	358,845
Machinery	153,709	145,319
Vehicles	305	323
Tools and equipment	55,201	51,282
Land	109,149	110,448
Construction in progress	58,486	47,743
Intangibles	29,042	27,123
Industrial property rights	1,110	705
Facility utility rights	1,009	1,015
Software	26,923	25,403
Investments	468,466	450,882
Marketable securities-noncurrent	35,594	34,153
Investment in affiliated companies	352,140	335,424
Long-term loans receivable	3,064	5,907
Long-term pre-paid expenses	13,089	10,361
Deferred tax assets-noncurrent	58,133	60,699
Guarantees	2,234	2,371
Other noncurrent assets	4,309	2,064
Allowance for doubtful receivables-noncurrent	(97)	(97)

TOTAL ASSETS	2,673,501	2,652,847

LIABILITIES AND NET ASSETS (STOCKHOLDERS’ EQUITY)		Millions of yen
	As of June 30,	As of Dec. 31,
	2006	2005

Current Liabilities	636,774	699,131
Notes payable	2,307	2,337
Accounts payable	350,454	361,038
Short-term loans	37,084	33,159
Other payable	76,107	112,812
Accrued expenses	62,520	80,591
Accrued income taxes	79,150	84,172
Deposits	10,377	8,871
Accrued bonuses for employees	4,796	4,759
Accrued bonuses for directors	112	—
Other current liabilities	13,867	11,392
Noncurrent Liabilities	65,961	78,283
Convertible debentures	438	649
Accrued pension and severance cost	64,415	76,386
Accrued directors’ retirement benefit	1,108	1,248

TOTAL LIABILITIES	702,735	777,414

Stockholders’ Equity	1,964,205	1,868,656
Common Stock	174,543	174,438
Capital Surplus	306,075	305,966
Additional paid – in capital	306,070	305,965
Other capital surplus	5	1
Retained Earnings	1,489,076	1,393,662
Legal reserve	22,114	22,114
Other retained earnings	1,466,962	1,371,548
Reserve for special depreciation	15,185	13,337
Reserve for deferral of capital gain on property	732	5
Special reserves	1,249,928	1,068,828
Retained earnings brought forward	201,117	289,378
Treasury Stock	(5,489)	(5,410)
Difference Of Appreciation And Conversion	6,561	6,777
Net Unrealized Gains (Losses) On Securities	7,116	6,777
Net Deferred Profits (Losses) On Hedges	(555)	—

TOTAL NET ASSETS (STOCKHOLDERS’ EQUITY)	1,970,766	1,875,433

TOTAL LIABILITIES AND NET ASSETS (STOCKHOLDERS’ EQUITY)	2,673,501	2,652,847

Non-Consolidated Statements of Income

		Millions of yen
	Six months ended	Six months ended
	June 30, 2006	June 30, 2005

Net sales	1,266,000	1,158,478
Cost of sales	785,624	741,242

Gross profit	480,376	417,236

Selling, general and administrative expenses	239,954	225,089

Operating profit	240,422	192,147

Other Income	41,114	37,951
Interest income	769	404
Dividend income	2,572	7,223
Rental income	17,405	12,626
Patent royalties	14,864	10,920
Miscellaneous income	5,504	6,778
Other Expense	35,435	19,973
Interest expense	34	33
Depreciation of rental assets	15,661	11,496
Loss on disposal and write-off of inventories	4,334	2,775
Foreign exchange loss	11,402	1,390
Miscellaneous loss	4,004	4,279

Ordinary profit	246,101	210,125

Non-Ordinary Income	335	1,835
Gain on sales of fixed assets	335	28
Gain on sales of marketable securities-noncurrent	—	1,797
Gain on sales of investments in affiliated companies	—	10
Non-Ordinary Loss	8,299	2,150
Loss on sales and disposal of fixed assets	2,975	2,150
Loss on impairment of fixed assets	5,218	—
Loss on sales of marketable securities-noncurrent	34	—
Loss on sales of investments in affiliated companies	72	—

Income before income taxes	238,137	209,810

Income taxes — Current	77,942	64,322
— Deferred	4,647	7,550

Net income	155,548	137,938

Notes to Non-Consolidated Balance Sheets

1.	Current receivable from affiliated companies	850,229 million yen
	Noncurrent receivable from affiliated companies	3,064 million yen
	Current payable to affiliated companies	314,988 million yen
2.	Accumulated depreciation of property, plant and equipment	719,744 million yen
3.	Contingent liabilities
	Guarantees	27,860 million yen
4.	“Accounting Standards for Presentation of Net Assets in the Balance Sheet” (The Accounting Standards Board of Japan (ASBJ) Statement No.5, December 9, 2005) and “Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet” (ASBJ Guidance No.8, December 9, 2005) have been adopted from the first half of 2006. Total amount of conventional stockholders’ equity as of June 30, 2006 was 1,971,321 million yen.
Notes to Non-Consolidated Statements of Income

1.	Transactions with affiliated companies:	Sales	1,233,402 million yen
		Purchase	736,220 million yen
		Other transaction	30,684 million yen
2.	Net income per share		175.23 yen

Non-Consolidated Statements of changes in Stockholders’ Equity

	Stockholders’ equity
		Capital surplus		Retained earnings

		Additional	Other		Reserve for
	Common	paid-in	capital	Legal	special
	stock	capital	surplus	reserve	depreciation
Balance of December 31, 2005	174,438	305,965	1	22,114	13,337
Changes in the term
Issuance of new shares
Conversion of convertible debentures	105	105
Transfer to reserve for special depreciation					8,358
Reversal of reserve for special depreciation					(6,510)
Transfer to reserve for deferral of capital gain on property
Reversal of reserve for deferral of capital gain on property
Transfer to special reserves
Bonus of directors and corporate auditors
Dividends from surplus
Net income
Purchase of treasury stock
Disposal of treasury stock			4
Net change of items other than stockholders’ equity
Total changes in the term	105	105	4	—	1,848
Balance of June 30, 2006	174,543	306,070	5	22,114	15,185
Notes:
1.	The number of total outstanding shares as of June 30, 2006 was 888,883,727 shares.

2.	Type and number of treasury shares

	Number of Treasury	Number of Treasury	Number of Treasury	Number of Treasury
Type of share	Shares as of	Shares increased in the	Shares decreased in the	Shares as of
	December 31, 2005	first half of 2006	first half of 2006	June 30, 2006

Common stock	1,145,682 shares	10,864 shares	1,199 shares	1,155,347 shares

Increase and decrease of treasury shares in the first half of 2006 reflect the purchase and sales of less-than-one-unit shares.

Millions of yen

					Difference of appreciation
Stockholders’ equity					and conversion
Retained earnings
Other retained earnings
Reserve for		Retained			Net
deferral of		earnings		Total	unrealized	Net Deferred
capital gain	Special	brought	Treasury	stockholders’	gains (losses)	profits (losses)	Total
on property	reserves	forward	stock	equity	on securities	on hedges	net assets

5	1,068,828	289,378	(5,410)	1,868,656	6,777	—	1,875,433

				—			—
				210			210
		(8,358)		—			—
		6,510		—			—
744		(744)		—			—
(17)		17		—			—
	181,100	(181,100)		—			—
		(222)		(222)			(222)
		(59,912)		(59,912)			(59,912)
		155,548		155,548			155,548
			(85)	(85)			(85)
			6	10			10
				—	339	(555)	(216)

727	181,100	(88,261)	(79)	95,549	339	(555)	95,333

732	1,249,928	201,117	(5,489)	1,964,205	7,116	(555)	1,970,766

3. Dividend

	Total amount of dividends	Dividend per share
Resolution	(Millions of yen)	(Yen)	Record date	Effective date

The ordinary general meeting of shareholders held on March 30, 2006	59,912	67.50	December 31, 2005	March 31, 2006

Board of Directors held on July 27, 2006	44,386	50.00	June 30, 2006	August 25, 2006

COMPANY PROFILE
(The following statements are the status as of June 30, 2006, if not specified otherwise.)

■  Canon Group Global Network
(1)  Major Overseas Bases

Name [Location]

R&D
     Canon Development Americas, Inc.          [U.S.A.]
     Canon Technology Europe Ltd.          [U.K.]
     Canon Research Centre France S.A.S.          [France]
     Canon Information Systems Research Australia Pty. Ltd.          [Australia]
Manufacturing
     Canon Virginia, Inc.          [U.S.A.]
     Canon Giessen GmbH          [Germany]
     Canon Bretagne S.A.S.          [France]
     Canon Dalian Business Machines, Inc.          [China]
     Canon Zhuhai, Inc.          [China]
     Canon Zhongshan Business Machines Co., Ltd.          [China]
     Canon (Suzhou) Inc.          [China]
     Canon Inc., Taiwan          [Taiwan]
     Canon Hi-Tech (Thailand) Ltd.          [Thailand]
     Canon Vietnam Co., Ltd.          [Vietnam]
     Canon Opto (Malaysia) Sdn. Bhd.          [Malaysia]
Marketing
     Canon U.S.A., Inc.          [U.S.A.]
     Canon Canada, Inc.          [Canada]
     Canon Latin America, Inc.          [U.S.A.]
     Canon Europa N.V.          [Netherlands]
     Canon (UK) Ltd.          [U.K.]
     Canon France S.A.S.          [France]
     Canon Deutschland GmbH          [Germany]
     Canon North-East Oy          [Finland]
     Canon (China) Co., Ltd.          [China]
     Canon Hongkong Co., Ltd.          [Hong Kong]
     Canon Singapore Pte. Ltd.          [Singapore]
     Canon Australia Pty. Ltd.          [Australia]
     Canon do Brasil Indústria e Comércio Limitada          [Brazil]
     Canon Chile, S.A.          [Chile]
     Canon South Africa Pty. Ltd.          [South Africa]
R&D, Manufacturing and Marketing
     Canon Electronic Business Machines (H.K.) Co., Ltd.          [Hong Kong]

(2)  Major Domestic Bases

Name [Location]

Canon Inc.,
Headquarters           [Tokyo]
Ayase Office           [Kanagawa Pref.]
Hiratsuka Development Center           [Kanagawa Pref.]
Ami Plant           [Ibaraki Pref.]
Optics R&D Center           [Tochigi Pref.]
Toride Plant           [Ibaraki Pref.]
Kosugi Office           [Kanagawa Pref.]
Fuji-Susono Research Park           [Shizuoka Pref.]
Yako Office           [Kanagawa Pref.]
Tamagawa Plant           [Kanagawa Pref.]
Utsunomiya Plant           [Tochigi Pref.]
Utsunomiya Optical Products Plant           [Tochigi Pref.]
Manufacturing
Oita Canon Inc.           [Oita Pref.]
Canon Chemicals Inc.           [Ibaraki Pref.]
Nagahama Canon Inc.           [Shiga Pref.]
Fukushima Canon Inc.           [Fukushima Pref.]
Marketing
     Canon Marketing Japan Inc.          [Tokyo]
     Canon Software Inc.           [Tokyo]
R&D, Manufacturing and Marketing
Canon Electronics Inc.           [Saitama Pref.]
Canon Finetech Inc.           [Ibaraki Pref.]
Canon Machinery Inc.           [Shiga Pref.]
Nisca Corporation           [Yamanashi Pref.]
Canon ANELVA Corporation           [Tokyo]

Note:
“Canon Marketing Japan Inc.” changed its corporate name from “Canon Sales Co., Inc.” as of April 1, 2006.

■ Main Activities of the Canon Group
Canon Group is engaged in the manufacture and sales of the following products.

Operations		Main Products

Business Machines	Office Imaging Products	Digital Multifunctional Devices,
Copying Machines,
Laser Facsimiles

	Computer Peripherals	Laser Beam Printers,
Inkjet Printers,
Inkjet Multifunctional Devices,
Inkjet Facsimiles,
Image Scanners

	Business Information Products	Computers,
Document Scanners,
Microfilm Equipment,
Handy Terminals,
Calculators,
Electronic Dictionaries

Cameras		Digital Cameras,
Film Cameras,
Digital Video Cameras,
Interchangeable Lenses,
LCD Projectors

Optical and Other Products		Semiconductor Production Equipment,
Mirror Projection Mask Aligners for LCDs,
Broadcast-use Television Lenses,
Medical Image Recording Equipment,
Vacuum Equipment for Electronic
Components

■ Employees of the Canon Group

Consolidated
Number of employees	121,588 persons
(Increase of 6,005 persons from the end of the previous term)
Americas	10,108 persons
Europe	11,647 persons
Japan	50,534 persons
Others	49,299 persons
Note:
The number of employees represents the total number of employees excluding those who do not work full-time.

Non-Consolidated
Number of employees	20,389 persons
Increase from the end of the previous term	682 persons
Average age	39.2 years
Average years of service	16.2 years
Notes:
1.	The number of employees represents the total number of employees excluding those who do not work full-time.
2.	The number of employees does not include those who have been dispatched to affiliated companies, etc. (2,158 persons).
■ Shares and Convertible Debentures
(1) Shares

Number of Shares Issuable	2,000,000,000 shares
Outstanding Shares, Capital Stock and Number of Shareholders

	As of the end of	Increase during	As of the end of
	the Previous Term	this Half-Term	this Half-Term

Outstanding Shares (share)	888,742,779	140,948	888,883,727

Capital Stock (yen)	174,437,728,297	105,570,052	174,543,298,349

Number of Shareholders (person)	77,008	31,676	108,684

Notes:
1.	The increase of the outstanding shares and capital stock during this half-term reflect the conversion of convertible debentures into shares.
2.	Based on the resolution of the Board of Directors on May 11, 2006, Canon has made a 3- for -2 stock split on July 1, 2006. As a result, outstanding shares increased by 444,441,863 shares. Canon has also amended its Articles of Incorporation and, as a result, number of shares issuable increased by 1,000,000,000 shares from 2,000,000,000 to 3,000,000,000 shares.

(2) Shareholding by Category

	Number of Shareholders	Number of Shares

Banking Companies	363	347,637,616

Securities Underwriting Companies	50	27,825,255

Other Domestic Companies	1,312	29,736,313

Foreign Companies, etc.	1,187	421,291,166

Individual and Others	105,771	61,238,030

Treasury Shares	1	1,155,347

Total	108,684	888,883,727

Shareholding Ratio
(3) Convertible Debentures
The third series of Unsecured Convertible Debentures Due 2008 millions of yen

■  Directors and Corporate Auditors
Directors

Position	Name	Business in Charge or Representatives of other Organization, etc.

Chairman & CEO	Fujio Mitarai
President & COO	Tsuneji Uchida
Senior Managing Director	Toshizo Tanaka	Group Executive of Finance & Accounting Headquarters
Senior Managing Director	Nobuyoshi Tanaka	Group Executive of Corporate Intellectual Property and Legal Headquarters
Senior Managing Director	Junji Ichikawa	Chief Executive of Optical Products Operations
Senior Managing Director	Hajime Tsuruoka	President of Canon Europa N.V.
Managing Director	Akiyoshi Moroe	Group Executive of General Affairs Headquarters and Group Executive of External Relations Headquarters
Managing Director	Kunio Watanabe	Group Executive of Corporate Planning Development Headquarters
Managing Director	Hironori Yamamoto	Group Executive of Global Environment Promotion Headquarters and Group Executive of Production Engineering Headquarters
Managing Director	Yoroku Adachi	President & CEO of Canon U.S.A., Inc.
Managing Director	Yasuo Mitsuhashi	Chief Executive of Peripheral Products Operations
Director	Katsuichi Shimizu	Chief Executive of Inkjet Products Operations
Director	Ryoichi Bamba	Executive Vice President of Canon U.S.A., Inc.
Director	Tomonori Iwashita	Chief Executive of Image Communication Products Operations
Director	Toshio Homma	Group Executive of L Printer Business Promotion Headquarters
Director	Shigeru Imaiida	Senior Managing Director of Canon ANELVA Corporation
Director	Masahiro Osawa	Group Executive of Global Procurement Headquarters
Director	Keijiro Yamazaki	Group Executive of Human Resources Management & Organization Headquarters
Director	Shunichi Uzawa	Group Executive of Core Technology Development Headquarters
Director	Masaki Nakaoka	Chief Executive of Office Imaging Products Operations
Director	Toshiyuki Komatsu	Group Executive of Leading-Edge Technology Development Headquarters
Director	Shigeyuki Matsumoto	Group Executive of Device Technology Development Headquarters
Director	Haruhisa Honda	Chief Executive of Chemical Products Operations
Director	*Tetsuro Tahara	Group Executive of Global Manufacturing & Logistics Headquarters
Director	*Seijiro Sekine	Group Executive of Information & Communication Systems Headquarters and Deputy Group Executive of Global Manufacturing & Logistics Headquarters
Director	*Shunji Onda	Deputy Group Executive of Finance & Accounting Headquarters

Corporate Auditors

Business in Charge or Representatives of
Position	Name	other Organization, etc.

Corporate Auditor	Teruomi Takahashi
Corporate Auditor	Kunihiro Nagata
Corporate Auditor	Tadashi Ohe	Attorney
Corporate Auditor	*Yoshinobu Shimizu	Certified Public Accountant
Corporate Auditor	*Minoru Shishikura

Notes:

1.	Directors and Corporate Auditors with asterisk were newly elected at the Ordinary General Meeting of Shareholders for the 105th Business Term held on March 30, 2006 and assumed their respective offices.

2.	Directors Mr. Yukio Yamashita and Mr. Yusuke Emura and Corporate Auditor Mr. Tetsuo Yoshizawa retired at the end of the Ordinary General Meeting of Shareholders for the 105th Business Term held on March 30, 2006, as their terms of offices expired.

3.	Corporate Auditors Mr. Tadashi Ohe, Mr. Yoshinobu Shimizu and Mr. Minoru Shishikura are Outside Corporate Auditors defined by Article 2, item 16 of the Corporation Law.
■ Accounting Auditor
Ernst & Young ShinNihon
Hibiya Kokusai Building
2-3, Uchisaiwai-cho 2-chome, Chiyoda-ku, Tokyo

INFORMATION ON SHARES

Business term:
From January 1 to December 31 of each year

Ordinary general meeting of shareholders:
March of each year

Record date for above:
December 31 of each year

Record date for interim dividends:
June 30 of each year

Transfer agent:
Mizuho Trust & Banking Co., Ltd.
2-1, Yaesu 1-chome, Chuo-ku, Tokyo

Business handling place of the agent:
Stock Transfer Agency Department, Head Office
Mizuho Trust & Banking Co., Ltd.

Mailing address and telephone number of the agent:
Business Office of Stock Transfer Agency Department
Mizuho Trust & Banking Co., Ltd.
17-7, Saga 1-chome, Koto-ku, Tokyo 135-8722
Telephone: 0120-288-324 (toll free)
03-5213-5213

Intermediary office:
Branches of Mizuho Trust & Banking Co., Ltd.
Head Office and Branches of Mizuho Investors Securities Co., Ltd.

Number of shares constituting one unit:
100 shares

Newspaper in which public notice is inserted:
The Nihon Keizai Shimbun published in Tokyo

Stock exchange listings:
Tokyo, Osaka, Nagoya, Fukuoka, Sapporo, New York and Frankfurt am Main

Fee for issuing share certificate:
The amount equivalent to stamp duty for issue of each new share certificate

Canon Inc., Headquarters 30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501 Telephone: 03-3758-2111 URL Canon Inc. canon.jp Canon Worldwide Network www.canon.com